Mail Stop 4561
Via facsimile 617-914-8205

December 19, 2007

Mr. Narendra K. Patni
c/o Mr. Gaurav Agarwal
Patni Computer Systems, Inc.
One Broadway
Cambridge, MA 02142

> **Re:** **Patni Computer Systems Limited**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and**
> **November 1, 2007**
> **File No. 1-32692**

Dear Mr. Patni:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006

Item 5 – Operating and Financial Review and Prospects, page 43

1.   We note your disclosure of Critical Accounting Policies beginning on page 61.
        We also note your statement in Note 18 to your financial statements that the
        assumed rates for your defined benefit plans have a significant effect on the
        amounts reported. Given the fact that changes in the assumptions used to account
        for your defined benefit plans could have a significant impact on the calculation
        of your projected benefit obligation and the funded status of these plans, please
        tell us how you determined that you did not need to provide a critical accounting
        policy for these defined benefit plans. As indicated in Section V of our Release
        33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, if
        reasonably likely changes in your assumptions such as the rate of return on assets
        or other key assumptions would have a material effect on your financial condition
        or operating performance, you should disclose this uncertainty and quantify the
        sensitivity of your financial statements to reasonably likely changes in these
        assumptions. Also refer to Section II(J) of our Outline of Current Accounting and
        Disclosure Issues, available on our website at
        www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Item 15T – Controls and Procedures, page 119

2.   We note your disclosure that your principal executive officer and principal
        financial officer, concluded that the Company's "disclosure controls and
        procedures are effective to ensure that information required to be disclosed by the
        Company in reports that it files under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the rules and forms
        of the SEC." Revise to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure. See Exchange Act Rule 13a-15(e).

3.   We note your restatement for the fiscal year ended December 31, 2005 for
        incorrect tax calculations and that you have additional tax adjustments in the 2006
        fiscal year. It appears that you had problems in early fiscal 2006 in correctly
        calculating taxes yet it is not clear whether these problems were fully remedied or
        how the presence of these problems impacted your certifying officers' ability to
        reach an effective conclusion for fiscal 2006.   Please advise.

<u>Item 19 – Exhibits, page 122</u>

4.   As appropriate, please incorporate by reference, or file, the August 3, 2006 new
        master information technology services agreement with General Electric. See
        Item 101(b)(10)(ii)(B) of Regulation S-K.

<u>Financial Statements for the Year Ended December 31, 2006</u>

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

5.   Please amend your Form 20-F to include a signed accountants' report. Refer to
        the Instructions to Item 8.A.2 of Form 20-F and Article 2-02 of Regulation S-X.

<u>Note 4 – Investments, page F-18</u>

6.   We note your disclosures here and in Note 2 concerning your available-for-sale
        investments and have the following comments:

        •   We read in Note 2.1.12 that your available-for-sale investments consist of
            units of mutual funds. However, it appears from Note 4 that approximately
            40% of your available-for-sale investments at December 31, 2006 were "other
            investments" that are not mutual fund units. Please clarify and tell us what
            consideration you gave to disclosing, what is represented by these other
            investments.

        •   We read in Note 2.1.13 that your available-for-sale securities are carried at
            fair market value. Please clarify and tell us what consideration you gave to
            disclosing, how you determine fair market value for your available-for-sale
            securities. In this regard, given that your available-for-sale securities
            comprised approximately 38% of your total assets at December 31, 2006, if
            fair market value is determined using a method other than quoted market
            price, such that determination of fair market value involves management's
            judgment, it appears it would be appropriate to address the uncertainties
            involved in valuing these securities in a Critical Accounting Policy within
            MD&A.

<u>Note 10 – Change in Estimate, page F-22</u>

7.   We note your disclosures concerning your taxes here and in Note 17 and have the
        following comments:

        •   We read that in connection with your 2006 settlement with the IRS, you
            restated your 2003 and 2004 financial statements for errors in your

computations. We assume that you are referring to the restatements seen in your December 31, 2005 Form 20-F. Please explain to us in more detail what you mean by errors in your computations, and also explain to us how you determined that it was appropriate to restate your prior financial statements for these errors.

- We read that in connection with your 2006 settlement with the IRS, you also revised your estimates with those elements of the settlement that represented a change in estimates. Please explain to us in more detail what you mean by elements of the settlement that represented a change in estimates. Your response should address why the settlement caused a change in your estimates, which estimates changed, and how those estimates changed. Also tell us what consideration you gave to explaining this in more detail to your readers.

- Based on your disclosures in Note 10, Note 17.1.7 and on page 51, it appears that the change in estimates recorded in your 2006 financial statements relates to your taxes for years prior to 2006. Please explain to us how you determined that it was appropriate to account for these revisions as a change in estimate recorded in your 2006 financial statements. Your response should also explain how the nature of these revisions differs from the revisions that resulted in a restatement in your 2005 Form 20-F, such that these revisions should not also result in a restatement of prior years.

- Please quantify for us the amount of your 2006 change in estimate that relates to each of your prior years. Also tell us how you determined that you did not need to disclose this information to your readers, as it is unclear that the information in Note 17 or your MD&A analysis of results would be meaningful without this disclosure allowing readers to adjust the prior years' information that is currently presented.

- We read on page 51 that your change in estimate resulted in an additional charge of $14.1 million in your 2006 financial statements. Please reconcile this amount to the $27.4 million change to prior year estimates seen in Note 17.1.7, and tell us how you considered clarifying this matter to your readers.

- We read on page 51 that your total income tax liability for the year ended December 31, 2006 was $47.7 million, of which $30.3 million resulted from the reassessment of your payroll and corporate tax obligations for your international operations. Please tell us where this $47.7 million liability is classified on your balance sheet, and tell us how you considered clarifying this matter to your readers. In this regard, we note that the sum of your liabilities for income taxes payable and deferred income taxes as seen on the face of your balance sheet is only $27.1 million. Also reconcile the $30.3

million resulting from reassessment of your international taxes with the $27.4 million change to prior year estimates seen in Note 17.1.7, and tell us how you considered clarifying this matter to your readers.

- We read on page 51 that the IRS review for 2003 and 2004 is still in progress. We also note your reference in Note 24 to certain other income tax related legal proceedings that are pending against you. Please update us on the status of your IRS audits and any tax related pending legal proceedings, including whether you expect to record any further corrections to your prior years' taxes in your upcoming 2007 Form 20-F.

Note 16 – Employee stock compensation plans, page F-26

8.   We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). Please tell us your consideration for the disclosure requirements included in paragraphs A240-242 of SFAS 123(R).

FORMS 6-K FILED FEBRUARY 8, 2007, APRIL 26, 2007, JULY 26, 2007 AND NOVEMBER 1, 2007

9.   We note your discussion of annual and quarterly results in your Forms 6-K. It appears that these filings present certain non-GAAP measures, such as various measures of profit excluding the impact of foreign exchange, measures of profit excluding one time charges, and measures of profit and earnings per share excluding certain provisions. Please explain to us how you determined that your disclosures comply with the guidance concerning non-GAAP measures in Regulation G.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, Patrick Gilmore, Staff Accountant, at 202-551-3406, or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram, Staff Attorney, at 202-551-3397 or Barbara Jacobs, Assistant Director, at 202-551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief